Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

CSX Corporation

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 25, 2015	For the Fiscal Years Ended
		Dec. 26, 2014	Dec. 27, 2013	Dec. 28, 2012	Dec. 30, 2011	Dec. 31, 2010
EARNINGS:
Earnings before Income Taxes	$2,397	3,044	$2,922	$2,971	$2,940	$2,527
Interest Expense	404	545	561	566	552	557
Amortization of debt discount	(2)	(3)	(3)	(3)	(3)	(3)
Interest Portion of Fixed Rent	15	21	26	27	29	31
Undistributed Earnings of Unconsolidated Subsidiaries	(28)	(43)	(42)	(29)	(30)	(33)
Earnings, as Adjusted	$2,785	3,564	$3,464	$3,532	$3,488	$3,079
FIXED CHARGES:
Interest Expense	$404	545	$561	$566	$552	$557
Capitalized Interest	20	26	21	20	15	10
Amortization of debt discount	(2)	(3)	(3)	(3)	(3)	(3)
Interest Portion of Fixed Rent	15	21	26	27	29	31
Fixed Charges	$436	590	$606	$610	$593	$595
Ratio of Earnings to Fixed Charges	6.4x	6.0x	5.7x	5.8x	5.9x	5.2x